UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

AMENDMENT NO.1

Under the Securities Exchange Act of 1934

Industrial Enterprises of America, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

456132208
(CUSIP Number)

Beryl Zyskind 925 E. 24th Street Brooklyn, NY 11210 (347) 992-5513
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	456132208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Beryl Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,500,281 (i)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
105,500,281 (i)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,500,281 (i)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.3% (based on 150,000,000 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(i)	Shares were awarded to Beryl Zyskind based upon a judgment against Industrial Enterprises of America, Inc.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Common Stock"), of Industrial Enterprises of America, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 711 Third Avenue, Suite 1505, New York, New York 10017.

Item 2. Identity and Background

This statement is being filed by Beryl Zyskind (“Zyskind”). Zyskind is a private investor and is a citizen of the United States. Zyskind resides at 925 E. 24th Street, Brooklyn, NY 11210.

Within the last five years, Zyskind has not been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Zyskind commenced an action on July 18, 2006 in the Supreme Court of the State of New York, County of New York, entitled Beryl Zyskind v. Industrial Enterprises of America, Inc. f/k/a Advanced Bio/Chem, Inc., Index No. 602523/2006 (the “Action”), by the filing of a Summons and Complaint, in which he sought the enforcement of four convertible promissory notes executed by the Company his favor, dated April 26, 2004, May 21, 2004, July 9, 2004 and July 15, 2004, each in the amount of $25,000, and five warrants.  In the Action, Plaintiff alleged that the Company failed to honor the notice of conversion provided by Zyskind to the Company for the conversion of the aforementioned convertible promissory notes, and failed to honor his notice to exercise the warrants.

On April 2, 2009, the Court rendered a Judgment in favor of Zyskind and against the Company (the “Judgment”).  The Judgment was entered in the office of the Clerk of the County of New York on April 8, 2009 and Notice of Entry of the Judgment was served on April 9, 2009.  In the Judgment, the Court awarded Zyskind a money judgment against the Company in the sum of $10,758,643.90, and directed the Company, or its transfer agent to issue and delver to Zyskind 121,500,280 shares of the Company’s common stock, or such lesser amount of the Company’s common stock that is authorized and unissued, freely tradeable and without restrictive legend, within thirty (30) days of service of notice of entry of the Judgment.

Item 4. Purpose of Transaction

Zyskind has no present plans or proposals that relate to or would result in any of the actions required to be described in the subsections (a) through (j) of Item 4 of Schedule 13D. Zyskind may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

Zyskind currently owns 105,500,281 shares of Common Stock of the Issuer, which represents 70.3% of the Issuer’s Common Stock based on 150,000,000 shares of Common Stock issued and outstanding.  Zyskind has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Zyskind and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2009	By:	/s/ Beryl Zyskind
Beryl Zyskind